Pop Culture Group Co., Ltd

July 31, 2020

Via Edgar

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Pop Culture Group Co., Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted on June 24, 2020
CIK No. 377-03160

Dear Ms. Jaskot:

This letter is in response to the letter dated July 9, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Pop Culture Group Co., Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter.

Risk Factors

Content related to hip-hop..., page 15

1. We note your response to prior comment 7 and we re-issue it in part. Your risk factor mitigates the risk you describe when you state that you “currently engage in street dance,” however, your business model contemplates promoting hip-hop culture in many other ways, beyond street dance. Please revise to acknowledge the other ways in which you plan to promote hip-hop culture and the risks of doing so in light of the government crackdown you acknowledge here.

In response to the Staff’s comments, we revised our disclosure on page 15 of Amended Draft Registration Statement No. 2 to acknowledge the other ways in which we plan to promote hip-hop culture and the risks of doing so in light of the government crackdown.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

COVID-19 Affecting Our Results of Operations, page 49

2. We note your revised disclosure about the impact of COVID-19 and that you “currently expect a 40% decline in actual revenue when compared to the forecasted [revenue] for the six months ended June 30, 2020.” Because you have not disclosed your forecasted revenue for this period, please revise to present the impact as compared to your historical financial performance. As additional time elapses, please continue to update your disclosures to reflect how COVID-19 has impacted operations as compared to prior financial periods. As a related matter, please also discuss the impact of COVID-19 on other income statement financial measures, such as cost of revenue or net income, to provide additional context for investors. In this regard, a single financial measure, such as revenue, may be considered an incomplete picture of your results of operation or financial condition. Please refer to CF Disclosure Guidance: Topic No. 9 and 9A.

In response to the Staff’s comments, we revised our disclosures on page 49 of Amended Draft Registration Statement No. 2 to present the impact of COVID-19 as compared to our historical financial performance and to discuss the impact of COVID-19 on other income statement measures. We undertake to continue to update our disclosures to reflect how COVID-19 has impacted our operations as compared to prior financial periods.

Liquidity and Capital Resources, page 56

3. We reviewed the revisions to your disclosure in response to comment 6. Please revise to disclose the turnover days for accounts receivable for the six months ended December 31, 2018 and the specific reasons for the change in turnover days between the periods.

In response to the Staff’s comments, we revised our disclosure on pages 56 and 58 of Amended Draft Registration Statement No. 2 to disclose the turnover days for accounts receivable for the six months ended December 31, 2018 and the fiscal year ended June 30, 2018, and the specific reasons for the change in turnover days between the periods.

12. Income Taxes, page F-21

4. We reviewed your response to comment 11 and the revisions to your disclosure. Please explain to us why you have not recognized any deferred tax assets, deferred tax liabilities and the valuation allowance that are required to be disclosed pursuant to ASC 740-10-50-2. Refer to ASC 740-10-25 for guidance.

The Company respectfully advises the Staff that it had indeed recognized deferred tax assets, which were previously grouped under “Other Current Assets.” In response to the Staff’s comments, we have revised our disclosure on pages F-3, F-6, F-21, F-26, F-29, and F-46 of Amended Draft Registration Statement No. 2 to separately disclose the recognized deferred tax assets on balances sheets and footnote pursuant to ASC 740-10-50-2.

14. Ordinary Shares, page F-22

5. We reviewed the revisions to your disclosure in response to comment 12. Please tell us why the issuance of 1,343,600 Class A Ordinary Shares to five investors for cash consideration approved by the board of directors on May 30, 2020 is related to the reorganization and the authoritative literature you applied to record the transaction retroactively.

The Company respectfully advises the Staff that the issuance of 1,343,600 Class A Ordinary Shares to five investors was inadvertently included in the total number of shares related to the reorganization and acknowledges that the transaction should not be recorded retroactively. In response to the Staff’s comments, we have revised our disclosure on pages F-3, F-4, F-5, F-22, F-24, F-25, F-26, F-27, F-28, F-47, F-49, and F-50 of Amended Draft Registration Statement No. 2 to exclude those shares from the outstanding shares at June 30, 2019 and 2018, as well as at December 31, 2019 and 2018.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhuoqin Huang
Name:	Zhuoqin Huang
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC